

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

Michael Jordaan
Chairman
Newcourt Acquisition Corp
2201 Broadway, Suite 705
Oakland, California 94612

Re: Newcourt Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed December 6, 2022
File No. 001-40929

Dear Michael Jordaan :

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ari Edelman